Brian M. Isern · 3rd

Co-Founder, President & Managing Member at Sibling Capital Ventures LLC

Seattle, Washington, United States · Contact info

500+ connections

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Sibling Capital Ventures LLC

Tulane University - A.B. Freeman School of Business

Activity

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Experience

Co-Founder & President
Sibling Capital Ventures LLC
Sep 2013 - Present · 9 yrs 5 mos

Venture Capital

Co-Founder, Vice President
Sibling Capital, LLC
2012 - Dec 2016 · 5 yrs

Venture Capital & Private Equity

Analyst, Investment Banking
Global Hunter Securities
May 2011 - Nov 2011 · 7 mos
Greater New Orleans Area

Oil & Gas

Investment Research Manager, Equity Research
Tulane University, Burkenroad Reports
Jan 2011 - May 2011 · 5 mos
Greater New Orleans Area

Education

Tulane University - A.B. Freeman School of Business
Master of Business Administration (MBA), Finance, Oil & Gas
2009 - 2011

The University of Alabama
Bachelor's degree

Skills

Private Equity

Endorsed by Jeffrey T. Dalton, MBA who is highly skilled at this

18 endorsements

Investment Banking

Endorsed by Jeffrey T. Dalton, MBA who is highly skilled at this

Endorsed by 2 colleagues at Tulane University

13 endorsements

Venture Capital

9 endorsements

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Interests

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